Mail Stop 4561

March 8, 2007

Mr. Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bankcorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, MD 21236

> **Re:** **BCSB Bankcorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 0-24589**

Dear Mr. Bouffard:

We have reviewed your response dated February 26, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended September 30, 2006:

Exhibit 13 – 2006 Annual Report

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

1. We note your response to comment two of our letter dated February 9, 2007. In future filings please disclose the typical time period between when you repossess an automobile and when the automobile is sold. In addition, include in your MD&A a discussion of the underlying reasons for the fluctuations in the "Loss on repossessed assets" line item for the periods presented. Please provide us with your proposed future disclosure using the information in your September 30, 2006 Form 10-K as an example.

Note 2 – Investment Securities, page F-17

2. We note your response to comment 3 of our letter dated February 9, 2007. With respect to your investment in the U.S. Government Mortgage Fund, the largest of the three funds owned, please provide us with the following:

Mr. Joseph J. Bouffard
BCSB Bankcorp, Inc.
3/8/2007
Page 2

- how specifically the favorable yield compared to alternative investments relates to your conclusion that the investment is not other than temporarily impaired;
- the correlation of the changes in the fair value of the security compared to the U.S. Treasury 5-year note interest rate during the period that the investment has been in an unrealized loss position, quantifying the correlation to demonstrate the relationship;
- how the "dynamic nature" of the portfolio impacts the correlation between the fund's market value and interest rates;
- how the correlation between the security's market value and specified interest rate index has compared to your expectations during the period that the investment has been in an unrealized loss position;
- your expectations and assumptions regarding expected interest rate movements and the impact on the security's market value;
- your basis for concluding that a recovery of market value in a reasonable period of time is likely when you have no apparent estimate of when you expect the investment to recover and these are equity investments with no contractual provision for return of investment; and
- how you considered that as the forecasted market price recovery period lengthens, the uncertainties inherent in management's estimate increase, which impacts the reliability of that estimate.

Please refer to FSP 115-1 and SAB Topic 5.M. In addition, consider the guidance in Section II.H(1) of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance available on our web-site at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief